SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CONVERIUM HOLDING AG
(Name of Subject Company)
CONVERIUM HOLDING AG
(Name of Person Filing Statement)
Registered Shares, Nominal Value CHF 5 Per Share
American Depositary Shares, each representing one half of one Registered Share
(Title of Class of Securities)
Registered Shares*
American Depositary Shares (CUSIP: 21248N107)
(CUSIP Number of Class of Securities)

Christian Felderer
Converium Holding AG
Dammstrasse 19
CH-6301 Zug
Switzerland
+41 44 639 9335
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

With copies to:
Gregory B. Astrachan, Esq.
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
England
+44 207 696 5454
     * There is no CUSIP Number assigned to the Registered Shares.
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

March 2007 Further details on Converium's road map to sustainable value creation

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'seek to', 'expects', 'aims' 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the Company's dividend policy, our ability to obtain an upgrade of our financial strength rating and the consequences of such an upgrade, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information and where to find it: In connection with the offer by SCOR, Converium expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/recommendation statement will be available free of charge at the SEC's web site at www.sec.gov, or at Converium's website at www.converium.com. IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the Internal Revenue Service, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein. Important disclaimer Disclaimer

Strong managerial track record in Converium's successful turnaround Clear and comprehensive strategy demonstrating how Converium will create substantial shareholder value Key issues and concerns on SCOR's offer remain: Current offer undervalues Converium Weak currency High execution risks (hostility of the transaction) Key highlights Converium's board and management focused on shareholder value Highlights

1 Further details on Converium's road map Further details on Converium's road map 2 SCOR's current offer SCOR's current offer 3 Reasons why SCOR's rationale does not work Reasons why SCOR's rationale does not work Agenda Agenda

Share price performance since March 2006 +41.5% Rebuild management team Restore business underwriting profitability Sell Converium's NA operations with full reserve finality Strengthen capital base Retain strong client franchise Solid foundations for value creation ? ? ? ? ? Improve internal control processes ? Upgrade to A- by S&P and to A3 by Moody's ? +2.7% Mar 1, 2007:S&P upgrades Converium to "A-" Jul 31, 2006: S&P changes outlook from BBB+ stable to positive Oct 17, 2006: Converium agrees to sell its North American operations to Berkshire Hathaway Feb 15, 2007: Annoucement of successful renewal season Significant value created since March 2006 by Converium management Road map Source: Datastream as of March 16, 2007 Converium DJ STOXX Insurance 3/1/2006 100 100 3/2/2006 100.6920415 98.50717959 3/3/2006 99.65397924 97.34734594 3/6/2006 100 98.90444544 3/7/2006 99.30795848 98.56794616 3/8/2006 98.26989619 97.04316183 3/9/2006 99.30795848 97.40495125 3/10/2006 98.26989619 98.43306545 3/13/2006 98.26989619 99.63926434 3/14/2006 97.57785467 100.2792452 3/15/2006 104.8442907 100.7046112 3/16/2006 110.7266436 100.4555737 3/17/2006 108.9965398 100.9617276 3/20/2006 111.0726644 101.6572063 3/21/2006 110.0346021 101.8700649 3/22/2006 113.1487889 102.2589007 3/23/2006 111.7647059 102.0021356 3/24/2006 112.1107266 101.5999522 3/27/2006 112.8027682 100.8598646 3/28/2006 112.8027682 100.4035884 3/29/2006 112.1107266 101.3305421 3/30/2006 114.1868512 102.59821 3/31/2006 112.4567474 101.7355354 4/3/2006 111.4186851 102.3003484 4/4/2006 108.3044983 101.5602608 4/5/2006 111.0726644 101.8036783 4/6/2006 110.0346021 101.3105207 4/7/2006 112.8027682 99.89216568 4/10/2006 112.1107266 100.0758704 4/11/2006 111.0726644 98.09832242 4/12/2006 112.1107266 98.14117515 4/13/2006 112.1107266 98.28413466 4/14/2006 112.1107266 98.28413466 4/17/2006 112.1107266 98.28413466 4/18/2006 111.0726644 98.25287324 4/19/2006 111.7647059 99.53705005 4/20/2006 110.7266436 100.1763284 4/21/2006 112.4567474 100.6631635 4/24/2006 111.4186851 99.56831146 4/25/2006 110.7266436 99.64383061 4/26/2006 110.0346021 100.0923792 4/27/2006 108.3044983 100.3435243 4/28/2006 109.3425606 99.31014134 5/1/2006 109.3425606 99.31014134 5/2/2006 108.9965398 99.74042487 5/3/2006 109.3425606 98.52544468 5/4/2006 110.7266436 99.23743221 5/5/2006 110.7266436 101.3196532 5/8/2006 111.7647059 102.5399022 5/9/2006 112.4567474 102.6315789 5/10/2006 110.3806228 101.5700958 5/11/2006 111.7647059 100.9097423 5/12/2006 109.3425606 97.62413241 5/15/2006 107.266436 96.73054767 5/16/2006 107.6124567 97.12500351 5/17/2006 105.5363322 93.28863068 5/18/2006 102.4221453 93.27844438 5/19/2006 102.4221453 93.7452581 5/22/2006 95.15570934 90.66688678 5/23/2006 102.7681661 92.80390311 5/24/2006 98.26989619 91.30616517 5/25/2006 98.26989619 92.782828 5/26/2006 101.384083 94.15657403 5/29/2006 102.4221453 93.67922275 5/30/2006 99.65397924 90.94788827 5/31/2006 100.6920415 92.68377497 6/1/2006 98.61591696 92.53449293 6/2/2006 99.65397924 92.10175064 6/5/2006 99.65397924 91.5292101 6/6/2006 95.84775087 89.1227836 6/7/2006 95.84775087 89.72412679 6/8/2006 87.19723183 87.00649113 6/9/2006 90.65743945 88.95699272 6/12/2006 87.88927336 87.44731222 6/13/2006 84.77508651 85.56951977 6/14/2006 87.88927336 85.82698738 6/15/2006 93.7716263 88.72270773 6/16/2006 96.19377163 88.08413185 6/19/2006 95.15570934 89.42767022 6/20/2006 95.84775087 89.9801894 6/21/2006 93.07958478 89.88113637 6/22/2006 92.38754325 90.31036614 6/23/2006 93.7716263 89.50178436 6/26/2006 91.34948097 89.4898418 6/27/2006 91.69550173 89.15018125 6/28/2006 90.31141869 89.72096552 6/29/2006 91.00346021 91.49970495 6/30/2006 92.38754325 92.77685672 7/3/2006 91.34948097 93.20468148 7/4/2006 92.73356401 93.50043555 7/5/2006 94.11764706 92.03290527 7/6/2006 91.69550173 93.1790401 7/7/2006 90.65743945 92.69536629 7/10/2006 88.58131488 92.88188102 7/11/2006 87.5432526 92.04063282 7/12/2006 86.50519031 92.32901059 7/13/2006 85.12110727 90.25065333 7/14/2006 85.46712803 88.50071655 7/17/2006 82.69896194 88.36969961

Roadmap to deliver further value to our shareholders Asset management Capital management Operational excellence Underwriting Key drivers Letter of credit constraints Conservative fixed income allocation Excess capital Sub-optimal capital structure with limited hybrid utilisation High corporate center expense driven by US registration Relatively high audit and legal costs Complex IT environment Gaps in client coverage Product range constrained by rating High combined ratio given current business mix Today Optimal asset allocation Strategic partnership in place Sustainable improved investment yield Disciplined capital management Excess capital to be deployed for profitable growth or returned to shareholders Optimized capital structure Clear and consistent dividend policy Single European listing Normalised level of audit and legal costs Uniform IT platform Share of wallet regained Expansion into emerging markets Position in specialty lines restored Shift in business mix Increase cost efficiency 2009 Book yield of 5% Return USD 300m equity Increase hybrid to USD 500m Savings corporate center - USD 20m GPW - USD 3bn Non-life C/R - 96% Impact on ROE Company's preliminary estimates ROE target 2009 ~ 14% Road map

Converium will leverage on four pillars to deliver 14% ROE Returning capital to shareholders drives 14% ROE Stress case: Less growth by USD 300m GWP Underwriting Strong execution, disciplined underwriting, disciplined capital management, downside protection Capital management minimizes execution risk Road map

Converium anticipates growing its book of business to pre-downgrade level Regain share of wallet following upgrade, while upholding disciplined underwriting Focus on growth in emerging markets Identify new target clients and "white spots" in developed markets Approx. 5% pricing decrease anticipated by 2009 Re-establish Converium as a leading specialty reinsurer, building on existing product expertise and client relationships Focus on growth in emerging markets Flat pricing anticipated by 2009 Focus on Asia and UK Take advantage of growth opportunities in other developed European markets Broaden product offerings Standard P&C (open market) Specialty Lines (open market) Life & Health Actively scan markets for team acquisition & joint venture opportunities Develop new products Overall Market share (2) 2% 3% Company's preliminary estimates (1) Net of anticipated pricing impact (2) Global reinsurance market excluding U.S. casualty and U.S. Life & Health Cross-selling opportunities (1) (1) (USDbn) + 36% Road map

Road map
March 2007
Page 9

Conveium anticipates growing its non-life book of business to USD 2.5bn with a 92% technical combined ratio (1)

(USD m)

Standard P&C


GPW
TCR
~800
~87%
~1'120
~88%
2007E
2009E

- **Property** (+26% p.a.): Strong growth through regaining share of wallet, and the improved rating effect (despite fall in pricing equivalent to 2.5 pts on combined ratio). Property largest market outside of US. Strong position in Emerging Markets (EMA)
- **Casualty** (+3% p.a.): Modest growth due to current market conditions. Profitability stable through active portfolio management by market

Speciality Lines


GPW
TCR
~300
~92%
~615
~92%
2007E
2009E

- **Agriculture** (+64% p.a.) & **Engineering** (+30% p.a.): Strong specialist teams retained after 2004 downgrade. Good prospects for EMA growth; despite some softening in engineering prices
- **Aviation** (+45% p.a.): Improved pricing expected by 2009, however, growth targets based on a current very low volume
- **Credit & Surety** (+45% p.a.): Strong specialist team (former leading market player) largely unchanged following downgrade. Very rating sensitive market; ~70% business lost post downgrade
- **Marine & Energy** (+19% p.a.): Growth driven mainly by upgrade. Opportunistic growth anticipated in Energy

JVs & Lloyds


GPW
TCR
~735
~98%
~785
~97%
2007E
2009E

- Actively **scan markets for JV's** which are difficult to access and require specialist know-how (potential JV of USD 50-100m)
- JVs have to be **complementary to existing book** of business

(1) Excluding administration expenses

Improvement in combined ratio of 2.5pts by 2009 Higher volume and shift in business mix driving combined ratio to 96% Reduced fronting costs on GAUM business GAUM fronting fee will be reduced after upgrade of financial strength rating Lower weight of MDU business Business size of joint venture with MDU will remain stable (USD 190m) with a C/R above 100% Shift of business mix Further shift towards non-proportional business Increase in attractive specialty lines: Agribusiness, Engineering, Credit & Surety, Marine & Energy Stable premiums for GAUM and Lloyd's Approx. 5% pricing decrease anticipated by 2009 for Standard P&C Reduction in administration cost ratio Administration cost ratio will be reduced based on increased premium volume and further cost efficiencies 2007E 2009E ~ ~ Company's preliminary estimates Road map

Converium's target combined ratio is in line with peers Swiss Re 0.957 Partner Re 0.951 SCOR 0.976 Munich Re 0.975 Hannover Re 0.979 Converium target 2009: 96.0% Converium target 2009: 97.6% Excluding corporate center Including corporate center Median 97.6% Median 95.4% Source: Reuters Note: Estimates based on equity analysts' average forecasts Road map Analysts' expectations 2008

1 Further details on Converium's road map Further details on Converium's road map 2 SCOR's current offer SCOR's current offer 3 Reasons why SCOR's rationale does not work Reasons why SCOR's rationale does not work Agenda Agenda

SCOR offer overview Hostile takeover of Converium 4.0 CHF cash + 0.5 SCOR shares per Converium share SCOR's offer summary (1) Offer undervalues Converium Weak acquisition currency Business and integration risk Converium Board of Director's position Expected SCOR timeline (2) 26 February 2007 2 April 2007 18 April 2007 26 April 2007 1 June 2007 20 June 2007 Pre-announcement of the voluntary tender offer Publication of the Swiss offer prospectus Beginning of the Swiss offer period SCOR EGM to approve issuance of new SCOR shares Expiration of the Swiss offer period Expiration of additional acceptance period SCOR's current offer (1) SCOR pre-announcement of tender offer (26 February 2007) (2) SCOR presentation (26 February 2007)

SCOR offer is worth CHF 19.1 per Converium share Development of Converium's share price and offer value per share (in CHF) +8.8% (9.6)% Converium share price Offer value per share SMI Index (rebased to Converium share price) 2/16/2007 18.8 21.1 18.8 2/19/2007 21.4 19.9 18.8 2/20/2007 21.1 20.3 18.7 2/21/2007 20.9 20.3 18.7 2/22/2007 21.2 20.7 18.6 2/23/2007 21.6 21.2 18.4 2/26/2007 21.8 20.7 18.3 2/27/2007 20.9 19.8 17.4 2/28/2007 20.7 19.5 17.4 3/1/2007 20.1 19.1 17.2 3/2/2007 20.2 19.2 17.3 3/5/2007 20.1 18.8 17 3/6/2007 19.7 18.8 17.2 3/7/2007 20.3 19.1 17.4 3/8/2007 20.8 19.7 17.8 3/9/2007 21.1 20 17.8 3/12/2007 20.85 19.7 17.8 3/13/2007 20.65 19.3 17.6 3/14/2007 20.3 19 17.1 3/15/2007 20.4 19 17.4 3/16/2007 20.45 19.09 17.4 (7.6)% Source: Datastream as of March 16, 2007 Significant share component of the offer creates high volatility for Converium shareholders SCOR's current offer - Offer undervalues Converium

SCOR offer implies no premium on Converium share price (3) (1) Source; Credit Suisse (2) Premium calculated on unaffected Converium share price as per 16 February 2007 (CHF 18.8). Exchange rate as per 16 February 2007: EUR/CHF 1.6217 (3) Premium calculated on Converium share price as per 16 March 2007 (CHF 20.45). Exchange rate as per 16 March 2007: EUR/CHF 1.6074 (2) (1) SCOR's current offer - Offer undervalues Converium

Converium SCOR DJ STOXX Insurance 3/1/2006 14.5 14.5 14.5 3/2/2006 14.55 14.59858612 14.23428745 3/3/2006 14.4 14.38313625 14.06669149 3/6/2006 14.45 14.52429306 14.29169237 3/7/2006 14.35 14.45 14.24306822 3/8/2006 14.2 14.30884319 14.02273688 3/9/2006 14.35 14.16768638 14.07501546 3/10/2006 14.2 14.38313625 14.22357796 3/13/2006 14.2 14.66544987 14.3978737 3/14/2006 14.1 14.30884319 14.49035094 3/15/2006 15.15 14.52429306 14.55181632 3/16/2006 16 14.80660668 14.51583039 3/17/2006 15.75 15.23750643 14.58896964 3/20/2006 16.05 15.51982005 14.68946631 3/21/2006 15.9 15.37866324 14.72022438 3/22/2006 16.35 15.4529563 14.77641115 3/23/2006 16.15 15.16321337 14.7393086 3/24/2006 16.2 15.09634961 14.6811931 3/27/2006 16.3 15.30437018 14.57425043 3/28/2006 16.3 15.16321337 14.50831852 3/29/2006 16.2 15.09634961 14.64226333 3/30/2006 16.5 15.16321337 14.82544135 3/31/2006 16.25 14.9551928 14.70078487 4/3/2006 16.1 15.30437018 14.78240035 4/4/2006 15.65 15.23750643 14.67545768 4/5/2006 16.05 15.23750643 14.71063152 4/6/2006 15.9 15.23750643 14.63937024 4/7/2006 16.3 14.9551928 14.43441794 4/10/2006 16.2 14.73974293 14.46096327 4/11/2006 16.05 14.45 14.17520759 4/12/2006 16.2 14.38313625 14.18139981 4/13/2006 16.2 14.80660668 14.20205746 4/14/2006 16.2 14.80660668 14.20205746 4/17/2006 16.2 14.80660668 14.20205746 4/18/2006 16.05 14.59858612 14.19754018 4/19/2006 16.15 15.02205656 14.38310373 4/20/2006 16 14.73974293 14.47547946 4/21/2006 16.25 14.9551928 14.54582713 4/24/2006 16.1 14.73974293 14.38762101 4/25/2006 16 14.88089974 14.39853352 4/26/2006 15.9 14.66544987 14.4633488 4/27/2006 15.65 14.80660668 14.49963926 4/28/2006 15.8 14.30884319 14.35031542 5/1/2006 15.8 14.30884319 14.35031542 5/2/2006 15.75 14.66544987 14.41249139 5/3/2006 15.8 14.30884319 14.23692676 5/4/2006 16 14.16768638 14.33980895 5/5/2006 16 14.45 14.64068989 5/8/2006 16.15 14.52429306 14.81701587 5/9/2006 16.25 14.59858612 14.83026316 5/10/2006 15.95 14.52429306 14.67687885 5/11/2006 16.15 14.52429306 14.58145777 5/12/2006 15.8 13.88537275 14.10668713 5/15/2006 15.5 13.81107969 13.97756414 5/16/2006 15.55 14.10082262 14.03456301 5/17/2006 15.25 13.24645244 13.48020713 5/18/2006 14.8 13.09786632 13.47873521 5/19/2006 14.8 12.8155527 13.5461898 5/22/2006 13.75 12.60010283 13.10136514 5/23/2006 14.85 12.88984576 13.410164 5/24/2006 14.2 12.67439589 13.19374087 5/25/2006 14.2 12.88984576 13.40711865 5/26/2006 14.65 13.52876607 13.60562495 5/29/2006 14.8 13.45447301 13.53664769 5/30/2006 14.4 13.09786632 13.14196986 5/31/2006 14.55 13.17215938 13.39280548 6/1/2006 14.25 13.3133162 13.37123423 6/2/2006 14.4 13.38760925 13.30870297 6/5/2006 14.4 12.95670951 13.22597086 6/6/2006 13.85 12.10233933 12.87824223 6/7/2006 13.85 12.24349614 12.96513632 6/8/2006 12.6 12.10233933 12.57243797 6/9/2006 13.1 12.17663239 12.85428545 6/12/2006 12.7 12.24349614 12.63613662 6/13/2006 12.25 11.60457584 12.36479561 6/14/2006 12.7 11.38912596 12.40199968 6/15/2006 13.55 12.24349614 12.82043127 6/16/2006 13.9 12.17663239 12.72815705 6/19/2006 13.75 12.24349614 12.92229835 6/20/2006 13.85 12.03547558 13.00213737 6/21/2006 13.45 11.67886889 12.98782421 6/22/2006 13.35 11.88688946 13.04984791 6/23/2006 13.55 11.82002571 12.93300784 6/26/2006 13.2 12.03547558 12.93128214 6/27/2006 13.25 12.03547558 12.88220119 6/28/2006 13.05 12.10233933 12.96467952 6/29/2006 13.15 12.39208226 13.22170737 6/30/2006 13.35 12.17663239 13.4062558 7/3/2006 13.2 12.24349614 13.46807647 7/4/2006 13.4 12.53323907 13.51081294 7/5/2006 13.6 12.8155527 13.29875481 7/6/2006 13.25 13.3133162 13.46437129 7/7/2006 13.1 12.67439589 13.39448043 7/10/2006 12.8 12.95670951 13.42143181 7/11/2006 12.65 12.95670951 13.29987144 7/12/2006 12.5 12.88984576 13.34154203 7/13/2006 12.3 12.67439589 13.04121941 7/14/2006 12.35 12.67439589 12.78835354 7/17/2006 11.95 12.39208226 12.76942159 Share price performance since March 2006 +41.5% (3.4)% +2.7% Multiples ranked by P/E 2007 Source: Datastream as of March 16, 2007 Note: (1) Including dividends SCOR has delivered negative performance over the last 12 months while trading at premium to its peers SCOR's current offer - Weak acquisition currency

Hostility increases business and integration risk Downgrade by rating agency Loss of talents Lack of social environment to deliver cost synergies Loss in value of ultimate holding in Converium by SCOR Conflicting regulatory position High business attrition Key risks Loss of client relationships SCOR's current offer - Business and integration risk

1 Further details on Converium's road map Further details on Converium's road map 2 SCOR's current offer SCOR's current offer 3 Reasons why SCOR's rationale does not work Reasons why SCOR's rationale does not work Agenda Agenda

Value creation for all shareholders Current offer undervalues Converium Offer value is worth CHF 19.1 per share as of March 16, 2007 and not CHF 21.1 12% premium to 16 February share price vs 24% premium for Swiss transaction average 7% discount to current share price vs 24% premium for Swiss transaction average A very fair offer A more powerful group than Converium standalone Accelerating proven strategy ? ? ? ? High earnings and ROE increase standalone potential for Converium shareholders Disciplined standalone capital management with attractive dividend policy for Converium shareholders High execution risks given hostility of the transaction jeopardize synergy potential and increase risk of attrition Credible and comprehensive standalone roadmap to deliver 14% ROE by Converium vs vague 13% ROE target for the combined group as disclosed by SCOR Converium's combined ratio target in line with peers Capital management minimizes risks of execution to deliver standalone 14% ROE Standalone A- rating for Converium More capital flexibility standalone for Converium with low hybrid ratio Stronger growth potential standalone on the back of the rating upgrade Strong standalone management team with successful track record Consolidation may bring some benefits but must maximise shareholders' value Converium's current position SCOR transaction rationale (SCOR presentation - March 5, 2007) Conclusion Reasons why SCOR's rationale does not work

Marco Circelli Head of Investor Relations marco.circelli@converium.com Phone: +41 (0) 44 639 91 31 Inken Ehrich Investor Relations Specialist inken.ehrich@converium.com Phone: +41 (0) 44 639 90 94 Beat Werder Head of Public Relations beat.werder@converium.com Phone: +41 (0) 44 639 90 22 Contact